

November 26, 2013

<u>Via E-mail</u>
Mr. Han Daqing
Chairman and Chief Executive Officer
Telestone Technologies Corporation.
Floor 10, Ruida Plaza
No. 74 Lugu Road, Shi Jingshan District
Beijing, China 100040

> **Re: Telestone Technologies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-32503**

Dear Mr. Daqing:

On September 4, 2013, the staff informed Telestone Technologies, Inc.'s management that it was unable to continue the registrant's appeal process because it had not received the information specified in our June 26, 2013 comment letter. The staff explained that, unless and until such information is provided, the appeal could not proceed.   As a result, the staff reiterated its position that the registrant should amend its historical financial statements contained in its 2011 Form 10-K and subsequent Form 10-Qs to recognize revenues on a *cash basis*. The staff also reiterated that the registrant should file an Item 4.02 Form 8-K regarding non-reliance on previously-issued financial statements. As of the date of this letter, we have not received the information requested, nor have you filed amended historical financial statements. Consequently, we expect you either to provide a complete substantive response to the outstanding comments or to file those amended Exchange Act reports by December 11, 2013.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

Cc: Jiannan Zhang Ph.D, Esq.
    Matthew Worden, Esq.